Thomas J. Deutsch
604.691.7445
604.893.2679
thomas.deutsch@mcmillan.ca
57562V-297082-Transaction Documents
May 4, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:Jennifer O’Brien, Staff Accountant

and John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

Response dated April 25, 2023

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company” or
“UEC”) and in response to the recent comment letter (the “Comment Letter”), dated May 1, 2023, from the United States Securities and Exchange Commission (the “SEC”).

We are pleased to hereby provide the SEC with the Company’s responses to the Comment Letter, and please note that we have repeated below each of the comments/requests contained in the Comment Letter and responded in each instance in bold and immediately thereafter for, we hope and trust, the SEC’s ease of reference in review.

In this respect we note that we refer below to the Company’s updated and amended and most recently filed Form 10-K/A (the “Form 10-K/A”), together with each of the noted and updated Technical Report Summaries (each, a described “TRS”), which have been filed on EDGAR and have already been reviewed by the SEC prior to the delivery of this recent Comment Letter.

McMillan LLP ½ Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 ½ t 604.689.9111 ½ f 604.685.7084

Lawyers ½ Patent & Trade-mark Agents ½ Avocats ½ Agents de brevets et de marques de commerce

Vancouver ½ Calgary ½ Toronto ½ Ottawa ½ Montréal ½ Hong Kong ½ mcmillan.ca

 May 4, 2023

SEC Comment Letter:

“Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

Item 15. Exhibits, Financial Statement Schedules

96.6, page 276

1.We note your response to comment 2.  In subsequent filings please revise to include the exploration target table(s) that do not include the contained pounds of uranium, consistent with the definition of an exploration target.”

Company Response:

In this respect the Company notes and confirms that in any subsequent TRS and related filings it will ensure that they include any exploration target table(s) that do not include the contained pounds of uranium consistent with the definition of an exploration target.

SEC Comment Letter:

“2.We note your response to comment 3. We note from your response that you have assumed a $65 per pound uranium price for the Anderson Project with respect to the cut-off grade, along with processing costs estimated in 2014 of $10.63 per ton which have been escalated in 2023 to approximately $14.00 per ton.  Additionally, we note from page 200 of your amended Form 10-K filing for the fiscal year ended July 31, 2022 that the Anderson project will be mined through a combination of surface and underground mining methods.

Considering it is assumed that the Anderson project will be mined through conventional means, the cut-off grade determination should also include mining costs and possibly other costs associated with extraction and processing.  Please include all unit costs in the description of your cut-off grade, and clearly describe how you determined the 0.02% cut-off was calculated in order to establish prospects of economic extraction of your mineral resources.”

Company Response:

In this respect the Company and its Anderson Project QP now provide the following additional information and language that would represent revisions to section 11.7, on pages 11-48 and 11-49, of the current Anderson Project TRS should it be determined that a further amendment to the Anderson TRS need be filed by the Company going forward in order to provide for the same:

“11.7Reasonable Prospects of Economic Extraction and Cutoff Determination

 May 4, 2023

Based on the depths of mineralization, average grade, thickness and GT, it is the QP’s opinion that the mineral resources at the Project can be reasonably and economically recoverable through a combination of surface and underground mining methods using a long-term price of $65/lb. An additional portion of resource, outside of the pit shell, can be reasonably extracted through highwall mining and underground mining methods where justified.

A Preliminary Economic Assessment (PEA) for the Project was completed under NI 43-101 and CIM guidance and regulations in 2014 (Beahm, et al, 2014). The cutoff applied was a minimum grade of 0.02% U3O8 and a GT of 0.1%Ft for mineral resources within the envelope of the conceptual open pit (Refer to Figures 11.1 through 11.7). This equates to a minimum economic extraction criterion of 0.02% recoverable grade over 5 ft of minimum mining thickness or a higher grade over a lessor thickness. For the portions of the resource falling within the 2014 Pit Bottom, highwall mining and underground mining envelope and extracted via underground and highwall mining methods, the 0.02% minimum~~average~~ grade cutoff criteria was applied to composited mining thicknesses of a minimum of 3 ft and a sum GT cutoff of 0.1%Ft. Mineralized material below the 0.02 %eU3O8 minimum grade was excluded from the mineral resource calculations. Mineralized intercepts meeting both the minimum grade and GT cutoff would have a grade of 0.033 %eU3O8, 0.1%ft divided by 3 ft.

Within the conceptual mine limits and at the cutoff criteria applied, the operating costs (Beahm, et al 2014) were estimated at ~~$34/lb~~16.92/ton for open pit stripping and mining, and 10.63/ton for mineral processing via on site heap leaching or a total direct cost of 27.55/ton.~~, or about half of the Project commodity price.~~ Based on the US CPI production costs may have escalated approximately 30% since 2014 which equates to an approximate total cost of $36 per ton, $22/ton mining and $14/ton mineral processing. ~~, however, they would still be well below the projected commodity price of $65/lb (Section 11.6).~~ Given the projected commodity price of $65/lb (Section 11.6), the following calculation applies to the minimum cutoff grade of 0.02 %eU3O8 and at the effective minimum grade, 0.033 %eU3O8 based on the minimum mining thickness and minimum GT.

•At 0.02 %eU3O8 contained pounds equal 0.4 lbs per ton

•At 90% recovery this equals 0.36 lbs recovered per ton

•At $65/lb the gross value of one ton of material at 0.02 %eU3O8 has a gross value of $23.4 per ton which exceeds the mineral processing cost per ton.

•At 0.033 %eU3O8 contained pounds equal 0.66 lbs per ton

 May 4, 2023

•At 90% recovery this equals 0.6 lbs recovered per ton

•At $65/lb the gross value of one ton of material at 0.033 %eU3O8 has a gross value of $38.6 per ton This compares to a cost of mining and milling of approximately $36/ton.

The author concludes that application of both the minimum grade and minimum GT cutoffs represent a breakeven point with respect to mineral value and cost of production.

For this IA, the mine limits and cutoff criteria, including the conceptual mine limits, ~~of the 2014 PEA~~ were applied to the mineral resource estimate solely to segregate mineral resources having reasonable prospects for eventual economic extraction from within the overall envelope of mineralization. This resulted in a reduction of the estimated mineral resource and an average grade approximately five times the minimum cutoff grade as shown on Figures 11.1 through 11.7. It is recommended that mining methods and costs be updated in a future preliminary economic assessment or pre-feasibility study.

In this respect the Company again proposes not to submit updated an updated TRS for its Anderson Project at this time, nor any amendments to the current Form 10-K/A to specifically disclose the same in this instance, as the Company believes that the addition of this information will not assist the reader in better understanding the particular Resource Estimate nor materially affect the disclosure contained in the current Form 10-K/A filing.  With that said, the Company would be prepared to file an amended TRS for the its Anderson Project by way of either separate Form 8-K filing or in conjunction with its Form 10-K for the year ended July 31, 2023 should that be required now in order to fully satisfy this comment.

We hope and trust that each of the foregoing responses are clear, satisfactory and fully responsive to the Comment Letter; however, should the SEC have any further questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its prompt attention to and its continued cooperation in this matter and, in the interim, we remain,

Yours very truly,

/s/ Thomas J. Deutsch

Thomas Deutsch*

for McMillan LLP

* Law Corporation

c.The Company and PwC